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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 12)*

                                   ----------

                   REINSURANCE GROUP OF AMERICA, INCORPORATED
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                    759351109

                                 (CUSIP NUMBER)

                                   ----------

                                 GWENN L. CARR
                                  METLIFE, INC.
                                 1 METLIFE PLAZA
                            27-01 QUEENS PLAZA NORTH
                        LONG ISLAND CITY, NEW YORK 11101
                                 (212) 578-2211

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   ----------

                                 APRIL 22, 2005

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

---------

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  Page 1 of 14
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CUSIP NO. 759351109                  SCHEDULE 13D              PAGE 2 OF 14
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MetLife, Inc.
         13-407581
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
         (See Instructions)                                            (b) [_]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         Not Applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [_]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
     NUMBER OF             7    SOLE VOTING POWER
      SHARES                    None
    BENEFICIALLY         -------------------------------------------------------
     OWNED BY              8    SHARED VOTING POWER
       EACH                     32,243,539
     REPORTING           -------------------------------------------------------
   PERSON WITH             9    SOLE DISPOSITIVE POWER
                                None
                         -------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                32,243,539
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         32,243,539
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                  [_]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51.5%*
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)
         HC
--------------------------------------------------------------------------------

* This percentage is based upon 62,614,355 Shares issued and outstanding as of March 31, 2005 as reported to the Filing Parties by RGA.




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CUSIP NO. 759351109                  SCHEDULE 13D             PAGE 3 OF 14
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Metropolitan Life Insurance Company
         13-5581829
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
         (See Instructions)                                             (b) [_]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         Not Applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [_]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
--------------------------------------------------------------------------------
     NUMBER OF             7    SOLE VOTING POWER
      SHARES                    None
    BENEFICIALLY         -------------------------------------------------------
     OWNED BY              8    SHARED VOTING POWER
       EACH                     32,243,539
     REPORTING           -------------------------------------------------------
   PERSON WITH             9    SOLE DISPOSITIVE POWER
                                None
                         -------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                32,243,539
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         32,243,539
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                  [_]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51.5%*
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)
         IC
--------------------------------------------------------------------------------

* This percentage is based upon 62,614,355 Shares issued and outstanding as of March 31, 2005 as reported to the Filing Parties by RGA.

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CUSIP NO. 759351109                  SCHEDULE 13D             PAGE 4 OF 14
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         GenAmerica Financial, LLC
         43-1779470
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
         (See Instructions)                                              (b) [_]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         Not Applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [_]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
     NUMBER OF             7    SOLE VOTING POWER
      SHARES                    None
    BENEFICIALLY         -------------------------------------------------------
     OWNED BY              8    SHARED VOTING POWER
       EACH                     32,243,539
     REPORTING           -------------------------------------------------------
   PERSON WITH             9    SOLE DISPOSITIVE POWER
                                None
                         -------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                32,243,539
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         32,243,539
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                   [_]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51.5%*
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)
         HC, CO
--------------------------------------------------------------------------------

* This percentage is based upon 62,614,355 Shares issued and outstanding as of March 31, 2005 as reported to the Filing Parties by RGA.

-----------------------                                  -----------------------
CUSIP NO. 759351109                  SCHEDULE 13D             PAGE 5 OF 14
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         General American Life Insurance Company
         43-0285930
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See           (a) [ ]
         Instructions)                                                   (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         Not Applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Missouri
--------------------------------------------------------------------------------
     NUMBER OF             7    SOLE VOTING POWER
      SHARES                    None
    BENEFICIALLY         -------------------------------------------------------
     OWNED BY              8    SHARED VOTING POWER
       EACH                     32,243,539
     REPORTING           -------------------------------------------------------
   PERSON WITH             9    SOLE DISPOSITIVE POWER
                                None
                         -------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                32,243,539
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         32,243,539
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                   [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51.5%*
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)
         IC
--------------------------------------------------------------------------------

* This percentage is based upon 62,614,355 Shares issued and outstanding as of March 31, 2005 as reported to the Filing Parties by RGA.

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                                                                  Page 6 of 14

                  This Statement amends the Schedule 13D Statement, as amended, of (i) MetLife, Inc. ("MLINC"), (ii) Metropolitan Life Insurance Company, a wholly owned subsidiary of MLINC ("MetLife"), (iii) GenAmerica Financial, LLC, a wholly owned subsidiary of MetLife ("GenAm Financial"), and (iv) General American Life Insurance Company, a wholly owned subsidiary of GenAm Financial ("GenAm Life"), in respect of shares of common stock, par value $0.01 per share ("Shares"), of Reinsurance Group of America, Incorporated, a Missouri corporation ("RGA"), as follows:

ITEM 4. PURPOSE OF TRANSACTION

                  Item 4 is hereby amended by replacing the penultimate paragraph thereof with the following:

                  "As previously disclosed, the Filing Parties continuously evaluate RGA's businesses and prospects, alternative investment opportunities and other factors deemed relevant in determining whether additional Shares will be acquired by any of the Filing Parties or whether any of the Filing Parties will dispose of Shares. At any time, depending on market conditions, the trading prices for Shares, the actions taken by the board of directors of RGA, alternative investment opportunities and the outlook for RGA, one or more of the Filing Parties may acquire additional Shares or may dispose of some or all of the Shares beneficially owned by such Filing Party, in either case in the open market, in privately negotiated transactions or otherwise. In this connection, MLINC publicly announced on January 31, 2005 that, in connection with an unrelated acquisition, it would consider financing that acquisition in part with the proceeds of selected asset sales, including some or all of the Shares beneficially owned by the Filing Parties. On April 22, 2005, MLINC publicly announced that it is no longer considering selling some or all of the Shares beneficially owned by the Filing Parties for the purpose of financing the acquisition."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  Item 5 is hereby amended by replacing the first sentence of the first paragraph of Item 5(a) and (b) with the following:

                  "(a) and (b). As of April 22, 2005, each of the Filing Parties beneficially owned 32,243,539 Shares, or approximately 51.5 percent of the outstanding Shares."

            Item 5 is hereby further amended by replacing the second paragraph of Item 5(a) and (b) with the following:

                 "The following information in this paragraph is to the best knowledge of the Filing Parties. As of April 22, 2005, A. Greig Woodring, President and Chief Executive Officer and Director of RGA and Executive Vice President of GenAm Life, beneficially owned 44,117 Shares and had sole voting and dispositive power with respect to such Shares. Mr. Woodring also has the right to acquire beneficial ownership of 272,369 shares through the exercise of options that are currently vested or will vest within 60 days after April 22, 2005."

            Item 5 is hereby further amended by replacing the last paragraph of Item 5(a) and (b) with the following:

                 "The percentage amounts set forth in this Item 5 are based upon 62,614,355 Shares issued and outstanding as of March 31, 2005 as reported to the Filing Parties by RGA."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 is hereby amended by amending and supplementing the exhibits as follows:

Exhibit No.                Description
-----------                -----------

    1                      Directors and Executive Officers of Filing Parties

    9                      Agreement Required for Joint Filing under
                           Rule 13d-1(k)(1)

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                                                                    Page 8 of 14


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 25, 2005

                                 METLIFE, INC.


                                 By: /s/ Anthony J. Williamson
                                     -------------------------------------------
                                     Name:   Anthony J. Williamson
                                     Title:  Senior Vice-President and Treasurer



                                 METROPOLITAN LIFE INSURANCE COMPANY


                                 By: /s/ Anthony J. Williamson
                                     -------------------------------------------
                                     Name:   Anthony J. Williamson
                                     Title:  Senior Vice-President and Treasurer

                                 GENAMERICA FINANCIAL, LLC

                                 By: Metropolitan Life Insurance Company,
                                     its Manager


                                 By: /s/ Anthony J. Williamson
                                     -------------------------------------------
                                     Name:   Anthony J. Williamson
                                     Title:  Senior Vice-President and Treasurer


                                 GENERAL AMERICAN LIFE INSURANCE COMPANY


                                 By:  /s/ Anthony J. Williamson
                                      ------------------------------------------
                                      Name:  Anthony J. Williamson
                                      Title: Senior Vice-President and Treasurer